October 5, 2012

Thomas Loftus, Esq.
John Hancock Financial Services
601 Congress Street
Boston, MA 02210-2805

      RE:    <u>Manulife Financial Corporation / John Hancock Life Insurance Company</u>
              <u>(U.S.A.)</u>:
              Initial Joint Registration Statement filed on Form F-3
              File No. 333-183233 / 333-183233-01

Dear Mr. Loftus:

The staff reviewed the above-referenced initial registration statements, which the Commission received on August 10, 2012. We have given the registration statements a full review. Based on our review, we have the following comments.

**1.**    Please confirm and explain to the staff the basis for eligibility by the registrants to file on Form F-3.

**2.**    **Front Cover Page**

    **a.**    Please confirm that the disclosure provided on the front cover page is limited to one page; otherwise, please revise accordingly. Item 501(b) of Regulation S-K per Item 1 of Form F-3.

    **b.**    Please disclose the principal underwriter per Regulation 501(b)(8) of Regulation S-K as required by Item 1.

**3.**    In the first paragraph on page 1, please disclose the change from "Canadian GAAP" to "IFRS" as subsequently detailed in the second paragraph under "Accounting Treatment" on page 7.

Therefore, for more complete disclosure, please describe the differences between IFRS and U.S. GAAP or where such information may be found.

**4.**      The prospectus appears to use a number of defined terms. Therefore, please provide a glossary.

**5.      Overview (page 1)**

    **a.**      Please provide the complete mailing address and telephone number of the registrants' principal executive offices as required by Item 503(b) per Item 3 of Form F-3.

    **b.**      For clarity, in the third paragraph of the "Overview" and/or under "Guarantee Rates" on page 2, please disclose the actual value for the guaranteed minimum rate for any guarantee period.

**6.**      Please note duplicity of first paragraph under "Risks Relating to MFC and its Subordinated Guarantee" on page 4 with the last paragraph of "Risk Factors" on page 5.

**7.**      Under "Description of the MFC Subordinated Guarantee" on page 9, the last sentence of the third paragraph refers to "holders of the Contracts." Therefore, for clarity, please define the term as "holder" or use the complete phrase in items (a), (b), and (c) that follow.

## PART II

**8.      Financial Statements, Exhibits, and Certain Other Information**

    Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

**9.      Representations**

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

    Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

    ·      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

**\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\***

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Staff Attorney
Office of Insurance Products